                                 Amendment No. 1
                                       to
                                  SCHEDULE 14A
                                 (Rule 14a-101)

                    INFORMATION REQUIRED IN CONSENT STATEMENT
                            SCHEDULE 14A INFORMATION

                   Consent Statement Pursuant To Section 14(a)
                     Of The Securities Exchange Act Of 1934

Filed by the Registrant    [ ]
Filed by a Party other than the Registrant   [X]

Check the appropriate box:

[X]     Preliminary Consent Statement
[ ]     Confidential, Use of the Commission Only (as permitted by Rule 14a-6(e)
        (2))Consent Statement
[ ]     Definitive Consent Statement
[ ]     Definitive Additional Materials
[ ]     Soliciting Material Pursuant to Rule 14a-12


                       Digital Courier Technologies, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in its Charter)


                               The Proponent Group
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Consent Statement if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.
[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     1)       Title of each class of securities to which transaction applies:
     2)       Aggregate number of securities to which transaction applies:
     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
     4)       Proposed maximum aggregate value of transaction:
     5)       Total fee paid:

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)       Amount Previously Paid:
     2)       Form, Schedule or Registration Statement No.:
     3)       Filing Party:
     4)       Date Filed:

                                                                January __, 2002

Dear Fellow Stockholders of Digital Courier Technologies, Inc.:

         We are writing to urge you to assist in our effort to replace the board of directors of Digital Courier Technologies, Inc. with directors who we believe will manage the Company effectively and in the best interests of stockholders. Toward that end, we have prepared and enclosed the attached Consent Statement and Consent. Please express your consent to the proposals described in the Consent Statement by marking, signing and dating the enclosed Consent and returning it to James A. Egide, as set forth in the Consent Statement.

         The proposals described in the Consent Statement include a proposal to remove all current members of the board of directors of Digital Courier and a proposal to replace them with three persons that we have designated in the Consent Statement. As further described in the Consent Statement, we are proposing to replace the existing directors of Digital Courier because of what we perceive as the deteriorating financial performance and capital position of the Company under their tenure, their dedication of substantial resources to matters extraneous to the business of the Company, their questionable approval of a settlement agreement with a former related party, general operational problems and the absence of an appropriate alignment between their interests and the interests of stockholders.

         Only stockholders of record at the close of business on December 7, 2001 are entitled to consent in connection with this consent solicitation. We believe that there were 43,544,444 shares of common stock of Digital Courier outstanding as of the designated record date of December 7, 2001. Our group and our nominees for director collectively control 9,304,326 shares (approximately 21% of the outstanding shares) of common stock of Digital Courier. Accordingly, in order for the proposals to be approved, all of the members of our group, our nominees for director, and the holders of at least 12,367,897 additional shares of common stock must vote in favor of the proposals described in the Consent Statement.

         Please note that the failure to sign and return a Consent will have the same effect as a vote against our proposals to remove the directors and replace them with our nominees. Please sign and return your Consent today. In any case, your Consent must be received by February 5, 2002. If you have any questions, please feel free to call James A. Egide at (415) 302-8621.

                                     The Proponent Group

                                     James A. Egide             Ken Nagel
                                     R.J. Pittman               Stanton Jones
                                     James Thompson             William Isetta
                                     C.R. Fedrick               Chad Evans


                                    IMPORTANT

If your Digital Courier shares are held in your name, please sign, date and mail the enclosed Consent to James A. Egide c/o Stoel Rives LLP, 201 South Main Street, Suite 1100, Salt Lake City, Utah 84111. If your Digital Courier shares are held in a "street name," only your broker or bank can execute a consent with respect to your shares and only upon receipt of your specific instructions. Accordingly, you should deliver the enclosed form of Consent to your broker or bank, contact the person responsible for your account, and give instructions for the form of Consent to be signed representing your shares. Please confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to the Proponent Group in care of James A. Egide c/o Stoel Rives LLP, 201 South Main Street, Suite 1100, Salt Lake City, Utah 84111, so that the Proponent Group will be aware of all instructions given and can attempt to ensure that such instructions are followed. If you have any questions or required any assistance in executing your consent, please call Mr. Egide at (415) 302-8621.

                    PRELIMINARY COPY - SUBJECT TO COMPLETION

THE PROPONENT GROUP EXPECTS TO RELEASE THIS CONSENT STATEMENT TO STOCKHOLDERS ON OR ABOUT THE DATE THREE DAYS FOLLOWING COMPLETION OF THE SEC'S REVIEW OF THIS CONSENT STATEMENT.

                                Consent Statement
                                       Of
                               The Proponent Group

         This Consent Statement and accompanying form of Consent are being circulated by a concerned group of stockholders of Digital Courier Technologies, Inc., a Delaware corporation ("Digital Courier" or the "Company"), that have identified themselves as the "Proponent Group" to holders of the common stock, $.0001 par value, of the Company ("Common Stock") in connection with their solicitation of written Consents from the holders of the Common Stock. The Proponent Group includes the following individuals: James A. Egide, R.J. Pittman, James Thompson, C.R. Fedrick, Ken Nagel, Stanton Jones, William Isetta and Chad Evans. The Proponent Group has come together for the purpose of removing the existing directors of the Company and replacing them with the "Nominees" identified in this Consent Statement.

         This Consent Statement and enclosed form of Consent are first being mailed to holders of the Common Stock on or about January __, 2002. This Consent Statement and accompanying form of Consent propose that the following actions, in the order set forth below, be approved and effected by written consent in lieu of a meeting of stockholders, as authorized by the Delaware General Corporation Law (the "Corporate Code"):

         1. The removal without cause of all of the current directors of the Company (the "Removal Proposal"); and

         2. The election to the board of directors of the Company of the following persons (the "Nominees"), to serve until their respective successors are duly elected and qualified (the "Election Proposal"):

                           R.J. Pittman                           Allan J. Grosh
                           James L. Thompson

The Removal Proposal and the Election Proposal (collectively, the "Proposals") are designed to permit the Proponent Group to replace the Company's board of directors with the Nominees. As explained in greater detail in the Consent Statement (see "Reasons For the Consent Statement" beginning on page 2 ), we are proposing to remove and replace the existing directors because of what we perceive as the deteriorating financial performance and capital position of the Company under their tenure, their dedication of substantial resources to matters extraneous to the business of the Company, their questionable approval of a settlement agreement with a former related party, general operational problems and the absence of an appropriate alignment between their interests and the interests of stockholders. We believe that the Nominees have the skills and industry-specific experience to assess the various issues facing the Company and undertake the changes necessary to make operations of the Company profitable. The Proponent Group asks that you express your consent to the Proposals by marking, singing and dating the enclosed form of Consent and returning it in the enclosed, postage-paid envelope to James A. Egide c/o Stoel Rives LLP, 201 South Main Street, Suite 1100, Salt Lake City, Utah 84111, in accordance with the instructions set forth in Consent Procedures beginning on page 12 below.

         THIS CONSENT SOLICITATION IS BEING MADE BY THE PROPONENT GROUP AND NOT ON BEHALF OF THE COMPANY'S CURRENT BOARD OF DIRECTORS. THIS CONSENT STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF SHARES NOR AN OFFER WITH RESPECT THERETO.

Forward Looking Statements

         The Proponent Group urges you to read this Consent Statement carefully. The information contained in this Consent Statement includes forward-looking statements, which are indicated by words or phrases such as "anticipates," "estimates," "projects," "believes," "intends," "expects," and similar words or phrases. Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks include, among others, the possibility that the Nominees, if elected, will not be able to make desired changes to the business of the Company, make the Company profitable or dispose of some or all of the assets of the Company. Given these uncertainties, you are advised not to attribute undue certainty to such forward-looking statements. The Proponent Group disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                        REASONS FOR THE CONSENT STATEMENT

General

         The principal objective of this Consent solicitation is to seek a sufficient number of votes by written consent to remove the current board of directors of the Company and elect the Nominees to the board of directors. The Proponent Group has reviewed the history and performance of the Company over the past fifteen months and believes that the current directors have failed to perform responsibly and effectively and have wasted assets and opportunities of the Company. We believe the existing directors need to be removed immediately for a variety of reasons, including the financial problems of the Company, management's focus on matters extraneous to the business of the Company, the directors' questionable approval of a settlement agreement with a former related party and general operational problems of the Company. As outlined in greater detail below, we believe that the performance of the Company under the tenure of existing management and their immediate predecessors has been dismal, and that the time for a new management team is now.

         In our view, the existing management team has been given an adequate opportunity to manage the Company, cause it to grow and make it profitable--but has failed. Stockholders of the Company cannot afford to permit the existing board of directors to continue to mismanage the Company and waste its assets and opportunities. We believe that the Nominees have the knowledge of the Company and its business, the general and industry-specific business experience and the commitment to prevent further erosion of stockholder value and turn the Company toward future growth and profitability. We can provide no assurance, however, that the Nominees will be able to turn around the business of the Company or otherwise enhance stockholder value if they are elected.

Failures of Existing Management

         The Proponent Group's reasons for desiring to remove the existing board of directors and replace them with the Nominees include the following:

Continuing Losses
-----------------

         Under the leadership of current management, the Company has experienced rapidly increasing losses. In the Selected Financial Data (the "Selected Financial Data") included as Item 6 in the Company's Annual Report on Form 10-K for the year ended June 30, 2001 (the "2001 Annual Report"), the Company reported a net loss of $195,345,203 for the fiscal year ended June 30, 2001, which is more than five times the $34,867,900 net loss of fiscal year 2000 reported in the Selected Financial Data, nine times the $21,564,713 net loss of fiscal year 1999 reported in the Selected Financial Data, and 173 times the $1,124,636 net loss of fiscal year 1998 reported in the Selected Financial Data. We believe that the increasing losses, even in the midst of increasing revenues, indicate a lack of capacity of current management to effectively and intelligently manage costs.

Cash Flow and Other Financial Problems
--------------------------------------

     In the Balance Sheets included in the Company's Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2001 (the "Most Recent 10-Q"), the Company reported negative working capital (calculated by subtracting current liabilities from current assets) in excess of $4,600,000. In addition, the audit report of the Company's independent auditors contained in the 2001 Annual Report included a "going concern" qualification. As with the increasing net losses referenced in the preceding paragraph, the Company's working capital has become worse under existing management. Specifically, the Selected Financial Data indicate that the working capital has steadily declined from a positive $3,624,308 in 1997 to a negative $4,186,008 in 2001. Like the Company's auditors, we question whether the Company can continue as a going concern -- at least with current management in place. In our view, replacement of the board of directors and management with a team that has the experience and know-how to increase the bottom line is essential to the future of the Company.

Focus on Collateral Matters
---------------------------

     It is our opinion that, instead of focusing their attention on running the core business of the Company, current management has spent its scarce resources and energy on a costly and fruitless investigation. For example, during fiscal 2000, the Company spent scarce working capital in order to hire a Los Angeles law firm to conduct a special investigation into allegations that (a) Jim Egide (who is a member of the Proponent Group) was part of a group that acquired 75% of Databank St. Kitts. International Ltd. ("Databank") prior to the Company's acquisition of Databank in 1999 and (b) Mr. Egide had not disclosed his interest in Databank to the Company in connection with such acquisition.

     Based on information received from Mr. Egide, our understanding is as follows: In late 1998, Mr. Egide and another individual discovered the opportunity to purchase a controlling interest in Databank for cash from its only listed shareholder, Don Marshall. After discussing the opportunity with fellow directors of the Company, who concluded that the Company did not have the cash necessary to make the purchase or the working capital to continue the Databank operations, Mr. Egide and this individual recommended the purchase of a majority interest in Databank to some of their contacts, including members of Mr. Egide's family. Such contacts (the "Databank Investor Group") promptly consummated a purchase of Databank common stock. Later, at a time when the board knew that the Databank Investor Group had purchased a majority interest in Databank, the Company's board of directors approved a letter of intent under which the Company was to acquire Databank in exchange for shares of Common Stock. A definitive agreement effecting such acquisition was subsequently approved by the board of directors and shareholders of the Company.

     According to Management's Discussion and Analysis of Financial Condition and Results of Operations (the "2001 MD&A") in the 2001 Annual Report, the costly investigation commissioned by existing management concluded that "the results of the investigation were inconclusive." Moreover, in a Nasdaq delisting proceeding following the issuance of such investigative report, a Nasdaq panel concluded that Don Marshall, the President of Digital Courier at the time stockholders were mailed proxy materials with respect to the Databank acquisition, knew of the Databank Investor Group's interest in Databank and "knew or should have known that the proxy statement was misleading because it did not disclose the related party elements of the transaction." Information concerning the Nasdaq delisting proceeding is set forth in a letter from Katherine M. Roberson, Counsel, Nasdaq Listing Qualifications Hearing, to Simon
M. Lorne, counsel for the Company, dated December 15, 2000, attached as Exhibit
99.1 to the Form 8-K filed by the Company on April 20, 2001 (the "Panel Decision").

     The Proponent Group is committed to investigating and pursuing any persons who defraud or otherwise wrongfully injure the Company. Nevertheless, the Proponent Group does not believe the Company can afford to waste precious cash resources on a veritable "witch hunt" rather than taking the steps necessary to build an efficient, profitable business. The law firm that conducted the costly investigation into allegations against Mr. Egide could not draw any conclusions regarding wrongdoing. The delisting panel at Nasdaq found that Mr. Marshall, the President of the Company at the time proxy materials were mailed to shareholders (and the person to whom the Company recently issued 3,500,000 shares of Common Stock as part of a questionable settlement) knew of the involvement of Mr. Egide and others in the initial Databank purchase and should have caused it to be disclosed in the proxy statement sent to shareholders. Nevertheless, the Company continues to include a discussion of allegations against Mr. Egide in its filings with the SEC, including the 2001 Annual Report, the Most Recent 10-Q and, the Preliminary Proxy Statement dated November 23, 2001 (the "Company's Preliminary Proxy"), while omitting information that may refute allegations against Mr. Egide or indicate wrongdoing by others. This suggests to the Proponent Group that management of the Company is inappropriately focused on discrediting Mr. Egide. The Proponent Group desires to see the Company's public reports, and the time and mental energy of management, focused on what it believes are more important matters, such as the business and operations of the Company.

Incomplete and Unwise Settlement Decisions
------------------------------------------

     Under the heading "Legal Proceedings" in the 2001 Annual Report, the Company revealed that on October 16, 2001, it entered into a settlement agreement with a "shareholder" regarding the Company's failure to register shares of Common Stock. The Proponent Group believes that the unidentified "shareholder" is Don Marshall, who owned approximately 25% of Databank at the time it was acquired by the Company and was President of the Company at the time the Databank transaction closed and thereafter until he resigned during 2001. Furthermore, Mr. Marshall was the President of the Company during most of the period in which the alleged failure occurred. According to the description of the settlement agreement in the 2001 Annual Report, the Company agreed to issue to the "shareholder" 3,500,000 shares of Common Stock and an $800,000 note, and entered into a confession of judgment in an amount "substantially in excess of the principal amount of the note," in exchange for a waiver of claims related to the Company's failure to register under the Securities Act the re-sale of the shares of Common Stock received in the Databank transaction.

     In order to understand the terms and evaluate the propriety of the settlement with the "shareholder," a member of the Proponent Group requested a copy of the settlement agreement from the Company. Notwithstanding the fact that the Company is a reporting company and is required to file with the SEC all agreements material to its operations, the Company declined to provide a copy of the agreement, stating through counsel that the purpose of wanting to understand and evaluate the settlement was not a proper purpose for inspecting the documents. It is the understanding of the Proponent Group that reporting companies are required to file with the SEC all material agreements, in order that stockholders and the financial community may review their contents. Management's failure to file the settlement agreement suggests that management is attempting to hide the terms of the settlement from the Company's stockholders, or is derelict in fulfilling its filing obligations, or both. Management also appears to be attempting to hide Mr. Marshall's identity, electing to refer to him as an anonymous "shareholder," rather than identifying him as the former President of the Company and the person ultimately responsible for the Company's failure to register the subject shares of Common Stock.

     To the extent we have information about it, we question the wisdom of this settlement. Mr. Marshall was the President of the Company at the time the Company failed to file the registration statement in question and is seemingly the person who had the greatest responsibility to see that the registration statement in question was filed. Moreover, the Proponent Group believes that the settlement agreement with Mr. Marshall leaves unsettled potential claims of other stockholders who claim to have had registration rights, which if settled on comparable terms would lead to the issuance of an additional 10,500,000 shares of Common Stock and an additional $2,400,000 note. Also, as part of the settlement, Mr. Marshall granted a proxy to vote the newly issued 3,500,000 shares of Common Stock to James Condon, the current Chairman of the Board. We do not understand how a proxy granted to Mr. Condon personally (rather than the Company) benefits the stockholders, but observe that such proxy has the effect of entrenching current management. Although we do not possess enough information to determine if the Nominees can unwind the settlement approved by existing management, the Nominees are committed to approving only such agreements as settle the claims of all stockholders who claim to have had registration rights (rather than only one of approximately 30) and only if such agreements are in the best interest of all Company stockholders - not just a former member of management.

     As discussed in "Certain Relationships and Related Transactions" on page 8 hereof, two members of the Proponent Group and one of the Nominees are among the group of shareholders who could claim that the Company failed to honor registration rights in connection with the Databank transaction. We believe that the Nominees would act in the best interest of the Company in approving any future settlements but note that, as a result of their relationship with the Proponent Group or direct interest, the Nominees would have a conflict of interest in approving any settlement with themselves, and may have a conflict of interest if asked to consider any proposed future settlement with members of the Proponent Group. To date, there have been no discussions among the Proponent Group and/or the Nominees regarding a specific settlement proposal.

The Interests of Current Management are Not Aligned with Stockholders
---------------------------------------------------------------------

     According to the Company's Preliminary Proxy, the current board of directors and executive officers of the Company collectively own only 20,000 shares of Common Stock, representing less than .1% of the outstanding shares of Common Stock. Moreover, as might be expected from a board of directors with little ownership interest in the Company, the board of directors recently granted itself additional options and dramatically repriced old options such that the directors now hold options to purchase 1,993,077 shares of Common Stock at an exercise price of $.09 per share. We believe that, given their lack of personal investment in the Company, the interests of the current officers and directors are not adequately aligned with those of stockholders (as indicated by actions such as the settlement with Mr. Marshall described above). The Proponent Group and Nominees collectively own 9,304,326 shares, or approximately 21% of the outstanding shares of Common Stock. The Nominees alone own 2,576,076 shares of Common Stock, or approximately 5.7% of the outstanding shares of Common Stock. Given their personal stake in the long-term success of the Company, we expect the Nominees to have the proper incentive to act in the best interests of stockholders.

Reduction in Market Price of Common Stock
-----------------------------------------

     Current management and their immediate predecessors took control of the Company during the summer of 2000, During the six completed quarters since June 30, 2000, the market price of the Common Stock has fallen from a high of $9.13 during the quarter ended September 30, 2000 to a low of $.06 during the most recent fiscal quarter. The last reported sale of the Common Stock on the OTC Pink Sheets on _________________ was $[.___] per share. Such decline in the market price of the Common Stock partially reflects general economic trends, but we believe that much of such decline is attributable to the failure of current management to effectively and intelligently manage the business of the Company.

Certain Information Regarding Each of the Nominees

     The Nominees are R.J. Pittman, James L. Thompson and Allan J. Grosh. The following paragraphs set forth certain information about each of the Nominees and relationships the nominee had or has with the Company:

     R.J. PITTMAN, 31, has been the Chief Executive Officer of Groxis, Inc., a recently organized research software company, since April 2001 and has been the Chief Executive Officer of Venture Factory, Inc., a venture capital and management firm, since June 1999. From August 1998 to April 1999, Mr. Pittman was the Chief Executive Officer of the Company, and from June 1996 to April 1998, Mr. Pittman was the Chief Executive Officer of Digital Courier International, Inc., a privately-held predecessor-in-interest to the Company. Mr. Pittman was Vice President of Software Development at Paradigm Systems Corporation, a private financial services company, from January 1994 to October 1995, and Chief Executive Officer of Broadway Technologies Group, Inc., a software and technology consulting firm, from June 1993 to January 1994. Mr. Pittman owns 1,076,076 shares of Common Stock, which he acquired directly from the Company in exchange for his interest in Digital Courier International, Inc. when the Company acquired that entity in 1998.

     JAMES L. THOMPSON, 53, is currently President of Transdough, Inc., a Florida corporation engaged in consulting for startup e-commerce ventures. Mr. Thompson worked for the Company as Vice President from June 1999 to June 2000 and then again as Vice President of Marketing and Merchant Accounts from October 2000 to August 2001. Prior to joining the Company, from June 1997 to June 1999, Mr. Thompson formed and was Secretary/Treasurer and Managing Partner of SB.com, Inc., a credit card processing company that was acquired by the Company in June 1999.

Prior to forming SB.com, Mr. Thompson was a partner in Superior Bankcard of Tampa Bay, an agent office of Superior Bankcard Services and was a partner of Worldwide Card Acceptance, a registered ISO and registered agent office for various processing credit card processing banks.

     Mr. Thompson owns 1,400,000 shares Common Stock, most of which he acquired from the Company in exchange for his interest in SB.com, Inc. when the Company acquired that entity. Mr. Thompson has filed a lawsuit against the Company alleging that the Company failed to honor certain registration rights. The Company has filed a counterclaim against Mr. Thompson seeking $500,000 plus interest and additional damages for an alleged breach of a promissory notes that Mr. Thompson intended to repay with the proceeds from the resale of his registered shares of Common Stock. Mr. Thompson denies any liability under the promissory notes as a result of the Company's default on its registration obligations. Potential conflicts of interest could arise if Mr. Thompson is elected to the board of directors and the board of directors subsequently considers a proposed settlement with Mr. Thompson or evaluates its counterclaims against Mr. Thompson.

     ALLAN J. GROSH, 60, is presently the Chief Executive Officer of BridgeWorks, a private company engaged in publications, keynote presentations and web-based training, and has been associated with BridgeWorks since 1997. For a brief period during 1999, Mr. Grosh served as the Chief Operating Officer and a director of the Company. From January 1998 to July 1999, Mr. Grosh was a principal at Dion Durrel + Associates, Inc, a risk management consulting firm. Mr. Grosh is also the founder of Venture Mentor, where is works with companies at various stages on strategic planning, financial planning and business plan implementation.

The Proponents' Program

     We believe that the Nominees will manage the business and affairs of the Company in a manner that they believe would be in the best interests of all stockholders, not just current and former management. Although no assurance can be given that the election of the Nominees will maximize or otherwise enhance stockholder value, certain specific items the Nominees have indicated an intent to pursue, subject to their fiduciary duties, include the following:

     o The Nominees believe that pending and threatened litigation, investigations and associated costs are presently consuming an inordinate amount of the Company's resources, and are inhibiting the Company's ability to expand its business and raise necessary capital. Accordingly, the Nominees plan to move quickly in order to settle pending and threatened litigation against the Company in a manner that is appropriate, fair and equitable to all affected parties, including the Company's stockholders.

     o The Nominees plan to focus on achieving month-to-month operational profitability in the short run. The Nominees believe that, even without an increase in revenues, the Company could be profitable if it were structured and operated appropriately. The Nominees plan to carefully review the business and operations of the Company and, as appropriate, design and effect a short-run restructuring program in order to reduce costs and achieve profitability. The Nominees expect that, as the Company becomes profitable and efficient, its ability to sell its services and increase its revenues will also be enhanced.

     o In the longer run, the Nominees plan to continue to seek for ways to make the Company more efficient and also to evaluate the various businesses and segments of the Company in order to determine whether stockholder value could be increased by selling all or part of the Company's assets. The Nominees have not identified any specific acquisition partners or transactions or any assets that they would intend to sell, but believe that focusing on the Company's core competence is essential for the long-term success of the Company.

     The objectives identified above are not based upon any formal analyses of the Company, and the Nominees have not developed specific plans for achieving the general objectives identified above. In fact, although the Proponent Group has requested certain basic corporate information, such as copies of minutes of meetings held by the Company's board of directors, management has refused to provide such information. The Proponent Group believes management's refusal to provide such information is contrary to the requirements of the Corporate Code, and reflects management's inclination to pursue their personal interests, even to the detriment of the Company's stockholders. Any analyses or specific plans for pursuing the Nominees' objectives will be created if and when the Nominees are elected and have access to internal Company information. Furthermore, the Nominees' plans could change if they are elected, in part because of their fiduciary duty to stockholders. The stockholders will have an opportunity to consider and vote on the plans and proposals of the Nominees to the extent governing law requires shareholder approval for a specific plan or proposal. In general, governing laws require that shareholders approve a proposal only if it involves a merger or asset sale in which substantially all of the business and assets of the Company are transferred to a new entity or an acquisition by merger using shares of Common Stock if the newly issued shares equal 20% of more of the number of outstanding shares of Common Stock prior to the transaction.

     The Proponent Group has not discussed any specific plans or recourse if the Proponent Group is unsuccessful in obtaining a sufficient number of votes to remove the current directors and elect the Nominees to the board of directors. Although it is possible that all or part of the Proponent Group may make subsequent attempts to remove the current directors and elect their nominees to the board of directors, the Proponent Group has not discussed or considered such a plan. Under the written agreement among members of the Proponent Group, the Proponent Group will automatically dissolve upon the abandonment of the Consent solicitation process described herein. At such point, each member of the Proponent Group would be free to pursue whatever recourse he believes is most appropriate.

                                  THE PROPOSALS

     This Consent Statement and accompanying form of Consent are being furnished to the holders of the Common Stock in connection with the Proponent Group's solicitation from such holders of written Consents to take the following actions by written consent without a stockholders meeting, as permitted by the Corporate
Code:

Proposal 1:  Remove All Current Directors of the Company

     Proposal 1, the Removal Proposal, is worded as follows: "RESOLVED, that all directors of the Company be, and hereby are, removed without cause as directors of Digital Courier Technologies, Inc. effective as of the Effective Date."

     The effect of the Removal Proposal would be to remove, without cause, all directors of the Company serving as of the effective date of the Consents. The effective date of the Consents (the "Effective Date") will be the date that Consents signed by persons holdings a majority of the issued and outstanding shares of Common Stock have been received by the Proponent Group and delivered to the Company. According to the Company's Preliminary Proxy, the directors of the Company are James J. Condon, John Hanlon, Becky Takeda and Evan M. Levine. The Proponent Group's reasons for desiring to remove the entire board of directors and replace them with their own designees are set forth in the section entitled "Reasons for the Consent Statement" beginning on page 2 hereof.

Proposal Number 2: Election of New Directors

     Proposal Number 2, the Election Proposal, is worded as follows:

     RESOLVED that the following persons be, and hereby are, elected, effective as of the Effective Date immediately following the effectiveness of Proposal 1 set forth above, as directors of Digital Courier Technologies, Inc. to serve until their successors are duly elected and qualified:

                  R.J. Pittman
                  Allan Grosh
                  James L. Thompson

     Adopting the Election Proposal will elect the Nominees as directors of the Company to fill director seats left vacant as a result of the Removal Proposal. Each of the three Nominees named above has consented to being named herein to serve as a director, if elected. Although the Proponent Group has no reason to believe that any of the Nominees will be unable or unwilling to serve as a director, it is anticipated that if any of the Nominees is not available for election, the remaining Nominees will vote for the election of a replacement proposed by the Proponent Group. The Proponent Group's reasons for desiring to remove the entire board of directors and replace them with the Nominees designees are set forth in the section entitled "Reasons for the Consent Statement" beginning on page 2 hereof.

Joint Filing and Consent Agreement

     The members of the Proponent Group have entered into a Joint Filing and Consent Agreement dated as of the 30th day of November, 2001. Pursuant to such agreement, each member of the Proponent Group has agreed, among other things,
(a) to jointly file and update reports pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended ("Section 13 Reports"), and (b) to vote, and grant James A. Egide a proxy to vote, all of their shares of Common Stock in favor of the Consent and resolutions that are similar to or would facilitate approval of the Consent. The Joint Filing and Consent Agreement expires upon the earliest to occur of (x) the date the Consent becomes effective, (y) June 30, 2002 and (z) the date the Consent Agreement is terminated by all parties thereto.

Certain Relationships And Related Transactions

     James L. Thompson, who is a Nominee and a member of the Proponent Group, and Ken Nagel, who is a member of the Proponent Group, acquired shares of Common Stock as part of an acquisition transaction with the Company. Messrs. Thompson and Nagel are among a group of shareholders who believe that the Company granted, and then failed to honor, registration rights. Messrs. Thompson and Nagel have filed a lawsuit against the Company to seek redress for the alleged failure of the Company to honor their registration rights.

     The Company has filed counterclaims against each of Mr. Thompson and Mr. Nagel seeking $500,000 plus interest and additional damages for alleged breaches of promissory notes that Messrs. Thompson and Nagel intended to repay with the proceeds from the resale of their registered shares of Common Stock and seeking $3,800,000 against Mr. Nagel for alleged wrongful approval of merchant applications while Mr. Nagel was an employee of the Company. Messrs. Thompson and Nagel deny any liability under the promissory notes as a result of the Company's default on its registration obligations, and Mr. Nagel denies any allegations of wrongful approval of merchant applications. Of the three merchant applications in question in the counterclaims, Mr. Nagel believes that one was approved after Mr. Nagel was no longer employed with the Company, one was a part of a portfolio of merchant accounts that the Company obtained when it purchased Access Services, Inc. (with which Mr. Nagel had no prior affiliation) and the third was approved by the President of Access Services, Inc. at a time when the operations of Access Services had not yet been consolidated with the Company's Florida operations and such President was the person authorized to approved merchant accounts for Access Services.

Interests of Certain Persons in Matters to Be Acted Upon

     None.

Security Ownership of Proponent Group, Nominees, Management and Certain Stockholders

     The following table sets forth information with respect to the beneficial ownership of shares of the Common Stock as of January 1, 2002 by (i) each member of the Proponent Group, (ii) each Nominee, (iii) each of the current directors and executive officers of the Company, (iv) each person known by the Proponent Group to be the beneficial owner of more than 5% of the Common Stock, and (v) by all existing directors and officers as a group. All information with respect to persons included only in (iii), (iv) and (v) above is based solely upon publicly available filings of the Company and such persons as of January 1, 2002, and the members of the Proponent Group make no representation that such information is current or accurate. Unless otherwise noted, each person named has sole voting and investment power with respect to the shares indicated.

                                                                                 Beneficial Ownership
                                                                               As of January 1, 2002 (1)
                                                                   -------------------------------------------------
                                                                   Number of shares of
              Name and Address of Beneficial Owner                 Common Stock             Percentage of Class(2)
                                                                   ----------------------   ------------------------
Proponent Group

         C.R. Fedrick
         P.O. Box 688
         Novato, California  94948                                          1,497,000                     3.4%*

         James L. Thompson  (Nominee)
         100 Beach Drive, NE, Suite 1502
         St. Petersburg, Florida  33701                                     1,400,000                     3.2%*

         James A. Egide
         313 Elks Point Road
         Zephyr Cove, Nevada  89448                                         1,399,000                     3.2%*

         Ken  Nagel
         1756 Arabian Lane
         Palm Harbor, Florida  34685                                        1,325,000                     3.0%*

         Stanton Jones
         2732 Meadow Creek Drive
         Park City, Utah  84060                                             1,073,000                     2.5%*

         R.J. Pittman  (Nominee)
         20 Alexander Avenue
         Sausalito, CA  94965                                               1,076,076                     2.4%*

         Chad Evans
         3304 East 9800 South
         Sandy, Utah  84092                                                 883,000                       2.0%*

         William Isetta as Trustee for
         Anne Marie Egide Judice Endowment
         400 Bel Marin Keys Boulevard
         Novato, CA  44949                                                  651,250                       1.4%

Nominees (if not included in Proponent Group)

         Allan J. Grosh                                                     100,000                        **


                                                                                 Beneficial Ownership
                                                                               As of January 1, 2002 (1)
                                                                   -------------------------------------------------
                                                                   Number of shares of
              Name and Address of Beneficial Owner                 Common Stock             Percentage of Class(2)
                                                                   ----------------------   ------------------------
Officers and Directors

         Becky Takeda (Vice President Business Development;
         Director)                                                          344,000(3)                     **

         John J. Hanlon (President; Chief Financial Officer and
         Director)                                                          278,074(4)                     **

         James J. Condon (Chairman of the Board)                            50,000(5)                      **

         Evan M. Levine (Director)                                          50,000(6)                      **

Principal Holders of Common Stock (other than as included in Proponent Group)

         Nautilus Management
         c/o  DCTI
         348 East 6400 South, Suite 200
         Salt Lake City, Utah  84107                                        5,481,250(7)                  12.6%

         Brown Simpson Partners I / Brown Simpson Asset
         Management
         C/o Walkers Attorney-at-Law
         P.O. Box 265GT, Walker  House
         Mary Street, George Town
         Grand Cayman, Cayman Islands                                       4,312,568(8)                  9.9%

         Amathus Holdings
         Upper Ground Floor, Rockwood House
         Haywards Heath, 9-17 Perrymount Road
         West Sussex, England  RH16 3TW                                     2,200,000                      5%

         Transaction Systems Architects, Inc.
         224 South 108th Avenue
         Suite 7
         Omaha, Nebraska  68154                                             2,250,000                     5.1%

All officers and directors as a group (8 persons)                           932,050(9)                    2.1%

* Represents shares of Common Stock beneficially owned by such person separate from his participation in the Proponent Group. All members of the Proponent Group are deemed to be beneficial owners of 9,304,326 shares of Common Stock, which represents the aggregate number of shares of Common Stock owned by all members of the Proponent Group.

** Indicates the ownership of less than 1% of the outstanding Common Stock.

---------------------------

(1) Information with respect to beneficial ownership as a percentage of the class for each person holding options, warrants or other rights exercisable within 60 days of January 1, 2002 has been calculated as though shares of Common Stock subject to such options were outstanding, but such shares have not been deemed outstanding for the purpose of calculating the percentage of the class owned by any other person. With respect to persons other than members of the Proponent Group and Nominees, the information is based upon publicly available filings by the Company as of January 1, 2002. We can provide no assurance that such information is current or accurate.

(2) The percentage indicated represents the number of shares of Common Stock, warrants and options exercisable within 60 days of January 1, 2002 held by the indicated person divided by the sum of (a) the number of shares subject to options exercisable by such stockholder within 60 days and (b) 43,544,444, which is, based upon publicly available information, the number of shares of Common Stock issued and outstanding as of November 1, 2001.

 (3) Includes 344,000 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of January 1, 2002. Does not include 456,000 shares of Common Stock that may not be exercised within 60 days of January 1, 2002.

(4) Includes 283,704 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of January 1, 2002. Does not include 585,003 shares of Common Stock that may not be exercised within 60 days of January 1, 2002. Although the information set forth in the foregoing table regarding Mr. Hanlon's Common Stock ownership and the information set forth in this footnote are inconsistent, the information is provided as set forth in the Company's Preliminary Proxy. The Proponent Group can provide no assurance that such information is accurate.

(5) Includes 50,000 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of January 1, 2002. Does not include 125,000 shares of Common Stock that may not be exercised within 60 days of January 1, 2002.

(6) Includes 50,000 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of January 1, 2002. Does not include 125,000 shares of Common Stock that may not be exercised within 60 days of January 1, 2002.

(7) Includes 3,500,000 shares of Common Stock whose voting rights are assigned to James J. Condon, current Chairman of the Board, for a period extending through June 30, 2004.

(8) Includes 4,312,568 shares of Common Stock issuable upon the conversion of the 360 shares of Series A Preferred Stock convertible within 60 days of January 1, 2002 or upon the exercise of warrants exercisable within 60 days of January 1, 2002. Such information is included in reliance upon the most recent amendment to the Schedule 13G filed with the SEC by such entities. The Proponent Group can provide no assurance that such information is accurate.

(9) Includes 702,074 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of January 1, 2002. Includes only shares of Common Stock reported as being beneficially owned by officers and directors of the Company in the Company's Preliminary Proxy. The Proponent Group can provide no assurance that such information is accurate.

Nominee Legal Proceedings

         See "Certain Relationships and Related Transactions" beginning on page 8.

Section 16(A) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors, as well as persons who beneficially own more than ten percent of the Common Stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Based solely on a review of the copies of such forms obtained by the Proponent Group from the SEC, the Company believes that that there were no forms filed delinquently or not filed during the most recent fiscal year or prior years (to the extent not previously disclosed) by any of the Nominees who previously worked for the Company and had a filing obligation.


                               CONSENT PROCEDURES

What Corporate Documents and Provisions of Law Govern the Removal and Replacement of Directors and the Use of a Written Consent

     With respect to the removal of directors, Section 141(k) of the Corporate Code provides that, unless the directors have staggered terms or the corporation has cumulative voting, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. The Company's directors do not have staggered terms, and neither the certificate of incorporation of the Company, as amended and restated to date (the "Certificate"), nor the Bylaws of the Company provide for cumulative voting. Article IX of the Certificate provides that a director may be removed for cause at an annual or special meeting by the same vote as that required to elect a director provided that certain procedures are complied with. The Proponent Group believes that Article IX applies only to removal for cause (and we propose to remove the incumbent directors without cause) and, in light of its use of the permissive word "may," does not exclude other methods of removing directors. Moreover, even if Article IX purports to provide the exclusive means for removing directors, the Proponent Group believes that the provisions of Section 141(k) of the Corporate Code, which clearly authorize removal without cause and without following the procedures outlined in Article IX of the Certificate, govern the removal of the Company's directors.

     With respect to the use of written consents, Section 228 of the Corporate Code provides as follows:

     Unless otherwise provided in the certificate of incorporation, any actions required by this chapter to be taken at an annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice or without a vote, if a consent or consents in writing setting forth the action to be taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. . . .

The Certificate does not limit or prohibit the use of written consents. Article II, Section 13 of the Company's Bylaws permits stockholder action by written consent. Accordingly, the Proponent Group believes that written Consents in the form enclosed signed by the minimum number of votes necessary to remove the incumbent board of directors and elect a new board will have the effect of removing the incumbent board and electing a new board.

Who is Entitled to Sign and Deliver a Consent?

     Consents may be executed by holders of Common Stock of record at the close of business on the Record Date. All holders of Common Stock at the close of business on the Record Date have the right to consent to the Proposals, even if they have disposed of their shares of Common Stock after the Record Date. If at any time the Proponent Group receives valid and unrevoked Consents representing a majority of the total voting power of the outstanding shares of Common Stock as of the Record Date and approving the Proposals, the Proponent Group will deliver the Consents to the Company. After the Proponent Group makes that delivery, stockholders will be unable to revoke a Consent. The Proponent Group or the Company will notify all stockholders who have not consented to the actions at such time as the Proponent Group has been able to secure a sufficient number of Consents to adopt the Proposals.

     There are issued and outstanding approximately 360 shares of Convertible Preferred Stock, Series A (the "Series A Preferred Stock"), of the Company. With respect to the voting rights of holders of the Company's outstanding Preferred Stock, the Certificate provides that, with certain exceptions not applicable to the Proposals, "the Preferred Stock shall have no voting right." Based on the foregoing, the Proponent Group believes that Consents signed and delivered by holders of a majority of the total voting power of the outstanding shares of Common Stock will be sufficient to approve the Proposals and that the holders of the Preferred Stock do not have the right to approve (or decline to approve) the Proposals.

What is the Record Date for the Consents?

     The Record Date is December 7, 2001, which is the date on which a Consent executed by a member of the Proponent Group was first delivered to the Company. Under Section 213(b) of the Corporate Code, the Record Date is the first date a signed Consent is delivered to the Company, unless the Board has previously fixed a record date. To the knowledge of the Proponent Group, the Board has not previously fixed a record date for this solicitations. Only holders of record of Common Stock on the Record Date may execute a Consent.

How Many Shares of Common Stock Must Consent to the Proposals?

     Consents signed by the holders of at least a majority of the total voting power of the outstanding shares of Common Stock are required to adopt Proposals 1 and 2. According to the Most Recent 10-Q, the number of shares of Common Stock issued and outstanding on November 15, 2001 was 43,544,444. Based on the foregoing, and assuming that from November 15, 2001 through the Record Date, no additional shares of Common Stock were issued, 43,544,444 shares of Common Stock were issued and outstanding on the Record Date, which shares comprised the total voting power of the Company's outstanding stock with respect to the Proposals.

     Based on the foregoing assumptions, the number of votes required for a majority of the total voting power of the outstanding shares of Common Stock would be 21,772,223 shares of Common Stock. The actual number of votes required will depend on the facts as they existed on the Record Date.

How many Consents Must the Proponent Group Receive?

     James A. Egide, a member of the Proponent Group, who holds 1,399,000 shares of Common Stock, has executed a Consent and delivered it to the Company. In addition, it is expected that the other members of the Proponent Group and the Nominee who is not a member of the Proponent Group will execute Consents with respect to their shares of Common Stock. Assuming that the other members of the Proponent Group and such Nominee execute Consents with respect to their shares of Common Stock, and assuming that there were 43,544,444 shares of Common Stock outstanding on the Record Date, the minimum number of additional shares of Common Stock for which Consents in favor of the Proposals must be received is 12,367,897. The actual number of votes necessary to effect the Proposals will depend on the actual facts as they existed on the Record Date.

When Must I Return My Signed Consent?

     The Proponent Group urges you to sign, date and return your Consent as soon as possible. In order for the Proposals to be approved, the Proponent Group must receive your signed Consent on or before February 5, 2002. If the Proponent Group does not receive timely a Consent from you, it will be the same as a "no" vote. The Proponent Group therefore, urges you to mark, sign, date and return the enclosed Consent as soon as possible.

What Must I do to Consent and How do I Complete the form of Consent?

     To participate in this Consent solicitation, you should mark the "Consent," "Consent Withheld," or "Abstain" box, as applicable, underneath each Proposal on the accompanying form of Consent. You must then sign, date and return the form of Consent promptly in the enclosed postage-paid envelope. If you execute and return the form of Consent but fail to check a box marked "Consent," "Consent Withheld," or "Abstain" for any or all of the Proposals, such Consent will be treated as a Consent to such Proposal or Proposals. You may withhold consent to the removal of any incumbent director under Proposal 1, or withhold consent to the election of any individual Nominee under Proposal 2, by striking a line through such person's name in the appropriate space on the form of Consent.

     If your shares of Common Stock are held in the name of a brokerage firm, bank nominee, or other institution, only that entity can execute a Consent with respect to your shares of Common Stock. They will do so only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and instruct him or her to sign a Consent on your behalf today.

     The Proponent Group urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to the Proponent Group in care of James A. Egide at the address set forth on the back cover of this Consent Statement so that the Proponent Group will be aware of all instructions given and can attempt to ensure that such instructions are followed.

     Your Consent is important. Please mark, sign and date the enclosed form of Consent and return it in the enclosed postage-paid envelope promptly. Failure to timely return your Consent will have the same effect as voting against the Proposals. If you have any questions or require any assistance in executing or delivery your Consent, please contact James A. Egide at (415) 302-8621.

What Is The Effect Of My Not Executing A Consent And Not Authorizing The Record Holder To Do So?

     The Consents with respect to each Proposal will become effective only when and if properly completed, signed and delivered to the Proponent Group (and then to the Company) by the holders of record of a majority of the outstanding shares of Common Stock on the Record Date. Because the receipt of Consents from a majority of outstanding shares of Common Stock (as opposed to a lower threshold such as more vote for than against) is required before the Proposals will be approved, any abstentions, broker non-votes or other failures to execute and timely return a Consent (or to cause a nominee holder to do the same) will have the same effect as voting against the Proposals.

Can I Revoke My Consent?

     You can revoke your Consent at any time before it becomes effective by submitting a written, dated revocation of such Consent or a letter dated after the date of such Consent covering the same shares of Common Stock. Your revocation may be in any written form validly signed by the record holder and should clearly state that the Consent previously given is no longer effective. You must execute and deliver your revocation before the time that the action authorized by the executed Consent is taken. You may deliver the revocation to James A. Egide c/o Stoel Rives LLP, 201 South Main Street, Suite 1100, Salt Lake City, Utah 84111.

When Will the Proposals Become Effective?

     The Proposals will become effective when and if the Proponent Group has received and delivered to the Company properly completed, unrevoked Consents signed by the holders of record on the Record Date representing a majority of the issued and outstanding Common Stock on the Record Date. No Consents will be effective unless received by the Proponent Group on or before February 5, 2002. It is the intent of the Proponent Group not to deliver the Consents to the Company unless Consents sufficient to approve both of the Proposals have been received. If both Proposals are not approved, none of the Proposals will be enacted even though sufficient Consents may have been received to approve a particular Proposal. The failure to execute and timely return a Consent will have the same effect as voting against the Proposals.

Do I have Appraisal Rights?

     You do not have dissenters' rights of appraisal as a result of this solicitation of Consents or either of the Proposals.

            COSTS AND METHOD OF SOLICITATION; REIMBURSEMENT OF COSTS

     Written Consents may be solicited in person or by mail, advertisement, telephone, facsimile or e-mail. Other than communications by e-mail to persons with whom the Proponent Group has an existing relationship, the Proponent Group does not intend to use the Internet to solicit proxies. The Proponent Group has not retained a shareholders communication or public relations firm to solicit Consents pursuant to this Consent Statement. Rather, any active solicitation will be performed by the members of the Proponent Group and the Nominees.

     Banks, brokerage houses and other custodians, nominees and fiduciaries may be requested to forward the Proponent Group's solicitation materials to the beneficial owners of the shares of Common Stock they hold of record, and the Proponent Group will reimburse them for their reasonable out-of-pocket expenses. If your shares of Common Stock are registered in your own name, you may mail or fax your Consent to James A. Egide, c/o Stoel Rives LLP, 201 South Main Street, Suite 1100, Salt Lake City, Utah 84111, facsimile (801) 578-6999.

     The entire expense of preparing, assembling, printing and mailing this Consent Statement and any other Consent soliciting materials and the cost of soliciting Consents will be borne by the Proponent Group. If the Proposals are approved, the Proponent Group will request reimbursement from the Company for these expenses.

                             ADDITIONAL INFORMATION

     If you have any questions regarding this Consent Statement or the execution of a Consent, please contact James A. Egide at (415) 302-8621.

                        Majority Consent of Shareholders
                      Of Digital Courier Technologies, Inc.

               This Consent is being solicited the Proponent Group
             and not on behalf of the Company's Board of Directors.

              First Consent Delivered to Company: December 7 , 2001

Unless otherwise indicated below, the undersigned, a stockholder on December 7, 2001 (the "Record Date") of Digital Courier Technologies, Inc., a Delaware corporation (the "Company"), hereby consents, pursuant to Section 228 of the Delaware General Corporation Law, with respect to all shares of Common Stock, $.0001 par value ("Common Stock"), of the Company held by the undersigned, to each of the following actions without a meeting, without prior notice and without a vote, effective as of the date (the "Effective Date") on which the Company receives duly executed and unrevoked consents substantially in the form of this Majority Consent of Shareholders from the holders of a majority of the issued and outstanding shares of Common Stock on the Record Date:

PROPOSAL 1.    RESOLVED, that all directors of the Company be, and hereby are, removed without cause as directors of Digital Courier
               Technologies, Inc. effective as of the Effective Date.

           [ ] CONSENT          [ ] CONSENT WITHHELD        [ ] ABSTAIN


INSTRUCTIONS: To Consent, Withhold Consent or Abstain from consenting to the removal of all of the directors of the Company, check the appropriate box above. To the knowledge of the Proponent Group, the current directors of the Company are James J. Condon, Becky Takeda, John Hanlon and Evan M. Levine. If you wish to consent to removal of certain of the directors of the Company, but not all of then, check the "consent" box above and write the name of each person you do not wish removed in the following space:

------------------------------------------------------------------------------.
If no box is marked above with respect to Proposal 1, the undersigned will be deemed to consent to such Proposal, except that the undersigned will not be deemed to consent to the removal of any incumbent director whose name is written in the space provided immediately above.

PROPOSAL 2.    RESOLVED that the following persons be, and hereby are, elected, effective as of the Effective Date immediately following the effectiveness of Proposal 1 set forth above, as directors of Digital Courier Technologies, Inc. to serve until their successors are duly elected and qualified:

                                            R.J. Pittman
                                            Allan Grosh
                                            James L. Thompson

           [ ] CONSENT          [ ] CONSENT WITHHELD        [ ] ABSTAIN


INSTRUCTIONS: To Consent, Withhold Consent or Abstain from consenting to the election of all of the above-named nominees for director, check the appropriate box above. If you wish to consent to the election of certain of the above-named nominees for director, but not all of then, check the "consent" box above and cross out the name of each person you do not wish to elect.

If no box is marked above with respect to Proposal 2, the undersigned will be deemed to consent to such Proposal, except that the undersigned will not be deemed to consent to the election of any nominee for director whose name is crossed out above.

PLEASE DATE, SIGN AND MAIL THE CONSENT PROMPTLY, USING THE ENCLOSED ENVELOPE.


                         Dated: _________________, 2002

                         -------------------------------------------
                         [print name of record shareholder as set forth on certificate]


                         -------------------------------------------
                         [signature of record shareholder or person authorized to sign on behalf of record shareholder]


                         -------------------------------------------
                         [Title or authority of authorized person, if applicable]


                         -------------------------------------------
                         [signature, if held jointly]

If an individual, please sign exactly as the name appears on the certificate representing your shares of Common Stock. If a corporation, partnership, trust, limited liability company or other entity, please identify the entity as the name appears on the certificate representing your shares of Common Stock, cause an authorized person to sign on behalf of the entity, and clearly identify the title of such authorized person. This Majority Consent of Shareholders shall vote all shares the signatory is entitled to vote.